September 25, 2008

Michael L. Kosoff

Securities and Exchange Commission

Division of Insurance Products

450 Fifth Street, NW

Room 5206

Washington D.C. 20549

Re:

Principal Life Insurance Company Variable Life Separate Account - Principal Benefit Variable Universal Life II (BVUL II) Pre-Effective Amendment to the Registration Statement on Form N-6 filed July 28, 2008, File Nos. 333-149363; 811-05118 (the “Pre-Effective Amendment”)

Dear Mr. Kosoff:

On behalf of Principal Life Insurance Company and its Variable Life Separate Account, thank you for your time and attention during our telephone conference on September 22, 2008. This letter is in response to the comment you provided on behalf of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) during that conversation concerning the above referenced Pre-Effective Amendment and the Registrants’ letter dated September 12, 2008 to the Staff responding to Staff’s comments provided during a telephone conversation on September 5, 2008 (the “Response Letter”).

In order to facilitate your review of our response, we have set forth below a summary of the Staff’s comment (in italics) immediately followed by our response. At your invitation, we are providing our response within this letter, filed as correspondence with the SEC’s EDGAR system, and are not filing an additional pre-effective amendment at this time. Upon completion of the review process, we will file a revised pre-effective amendment that will include all agreed upon disclosures and required exhibits.

RESPONSES TO STAFF COMMENT

Frequent Trading and Market Timing Please confirm supplementally that a Policy owner who, subsequent to receipt of a notice of abusive trading practices, submits an unpermitted request to transfer from one division to a division with a short-term redemption fee, would not be assessed the redemption fee if you reverse the inadvertently processed transfer within two business days and return the Policy to the investment options it had prior to the transfer pursuant to your abusive trading practices policy.

Michael L. Kosoff

Securities and Exchange Commission

September 25, 2008

RESPONSE: While purely hypothetical, as none of the mutual funds underlying the Policy currently impose a short-term redemption fee, the Registrant supplementally confirms that a Policy owner who, subsequent to receipt of a notice of abusive trading practices, submits an unpermitted request to transfer from one division to a division with a short-term redemption fee, would not be assessed the redemption fee if we reverse the inadvertently processed transfer within two business days and return the Policy to the investment options it had prior to the transfer pursuant to our abusive trading practices policy.

Please contact me if you have any questions or comments regarding this filing. Thank you for your assistance in this filing.

Sincerely,

/s/ Patrick A. Kirchner

Patrick A. Kirchner

Assistant General Counsel

Principal Financial Group

711 High Street, S-006-N10

Des Moines, Iowa 50392-0300

(515) 235-9417(direct)

(866) 496-6527 (fax)

mailto:Kirchner.Patrick@principal.com

cc:	Rebecca A. Marquigny